AIM EXPLORATION INC.

Suite 514, VGP Center

6772 Ayala Avenue

Makati City, Manila Philippines

May 29, 2013

Via EDGAR

John Renolds
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Dear Mr. Reynolds,

Re:     Aim Exploration Inc. (the “Company”)
     Registration Statement on Form S-1
     Filed June 12, 2012, October 1, 2012, February 12, 2013, March 29, 2013,
     April 8, 2013, May 20, 2013 and May 29, 2013
     File No. 333-182071

I am President of the Company and write this letter on behalf of the Company.  At this time I respectfully apply for an acceleration of the effective date of the Registration Statement for the Company for Friday, May 31, 2013 at 3:00 p.m. EDT, or as soon thereafter as practicable.

The Company acknowledges that the disclosure in the filing is the responsibility of the Company.  The Company represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

The Company represents that it will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you require any further information.

Yours truly,

AIM EXPLORATION INC.

Per:  /s/ Gregorio Formoso

Gregorio Formoso

President & C.E.O.